UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2012

Commission File Number 001-34667

SEADRILL LIMITED

P.O. Box HM 1593
Par-la-Ville Place, 4th Floor
14 Par-la-Ville Road
Hamilton HM 08 Bermuda
(441)295-6935
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Seadrill Limited (the "Company"), dated October 2, 2012, announcing the Company's plans to implement a new management structure and the appointment of a new Chief Executive Officer.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED (Registrant)

Dated: October 23, 2012

	By:	/s/ Georgina Sousa
Georgina Sousa
Secretary

EXHIBIT 99.1

SDRL - Contemplates move and appoints new CEO

Hamilton, Bermuda, October 2, 2012 - The Board of Seadrill has today announced plans to implement a new management structure to ensure continued safe and efficient operations and support its global strategy.

Since acquiring Smedvig ASA in 2006 Seadrill has operated its management service company, Seadrill Management AS out of Stavanger, Norway.  Globally the company has established strong regional operational centers with more than 400 people employed onshore in Houston, Rio, Singapore, and Dubai.

In June 2012, North Atlantic Drilling Limited was separated from Seadrill Management, to create an operational centre for the North Atlantic, managed out of Stavanger.

As a direct consequence of these changes, the Board has reviewed the future management structure.  Two areas for consideration have resulted from this process:

Firstly, the company can further improve its efficiency by reducing the size of the Seadrill Management and by moving several of the functions to the operating regions.

Secondly, Seadrill Management's location in Stavanger may constrain Seadrill's aggressive growth plans, for which access to qualified personnel is critical. Furthermore, the Norwegian cost level and distance from Seadrill's core markets makes travel and logistics cumbersome when managing world-wide operations.

As such, the Board has decided to explore establishing a new management service function in an alternative location. Several locations including London, Dubai, Singapore and Houston are under consideration. A final decision regarding the location of the new office can be expected before year end.

Seadrill's management team is supportive of the Board's review of locations and have agreed to re-locate, if necessary.

The Board has after discussions with the CEO of Seadrill Management, Alf C. Thorkildsen, mutually agreed to terminate his contract.  Mr. Thorkildsen will remain on the Board of North Atlantic Drilling Limited; a majority owned subsidiary of Seadrill.

Fredrik Halvorsen, currently the CEO of Archer Limited, has been appointed by the Board to succeed Mr. Thorkildsen.

John Fredriksen, Chairman of the Board of Directors said, "The Board would like to express their thanks to Alf for an excellent performance over the last six years and wish him all the best for the future.

"Alf joined us as part of the Smedvig acquisition in 2006 and has been an integral part of the Seadrill growth story. Alf has worked very closely with the Board of Directors, has overseen significant expansion of the company and has established an experienced management team.

"With North Atlantic Drilling now seeking a US listing, we are looking to further develop the organization in line with our strategy. North Atlantic Drilling will remain a core part of Seadrill and we will continue to focus on harsh environment operations from Stavanger. Seadrill will maintain its position as a top quality international driller with modern standardized assets that can be traded freely across the regions in which it operates.

"Our decision to consider moving Seadrill's central management function should be seen as a dynamic decision to adapt to a changing market. In total four of our largest competitors have, in the last five years, taken similar decisions. The ultimate target is to secure access to the most skilled workforce, support our regional operations effectively, provide our customers with a first class service and ensure the company remains cost competitive."

Incoming CEO, Fredrik Halvorsen, has worked closely with the Board and senior management of Seadrill in his current roles with Frontline Corporate Services and Archer.  He has been a Director of Archer since 2010, stepping in as interim CEO of Archer in January 2012.  He is also a Director of Deep Sea Supply and Aktiv Kapital.  Prior to this, Mr. Halvorsen held various roles including CEO of Tandberg ASA, and senior positions at Cisco Systems Inc as well as McKinsey & Company.

Commenting on his new appointment Mr Halvorsen said: "Seadrill has established a track record of delivering safe and efficient operations for its customers. With the industry's most modern equipment and a highly skilled team, we intend to keep it this way.

"I look forward to working with the Board and management team to ensure a smooth transition.

"Alf leaves behind a very well run Company and I appreciate his decision to stay on as a board member of North Atlantic Drilling."

Seadrill has a versatile fleet comprising of 67 units, including 19 rigs under construction. The fleet operates in over 15 different countries across five continents. Current operations are being performed and supported by over 7,900 employees worldwide.

Contact:
Rune Magnus Lundetræ
Chief Financial Officer
Seadrill Management AS
+47 51 30 91 26

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.